SEACOR Marine Holdings Inc.

12121 Wickchester Lane, Suite 500

Houston, TX 77079

April 25, 2019

Via EDGAR

Susan Block, Attorney-Advisor

J. Nolan McWilliams, Attorney-Advisor

Division of Corporation Finance

Office of Transportation and Leisure

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Request for Acceleration of Effective Date
Registration Statement on Form S-3 Filed April 1, 2019
File No. 333-230667

Dear Ms. Block and Mr. McWilliams:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, SEACOR Marine Holdings Inc. (the “Company”) hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-3, as amended, and declare such Registration Statement effective as of 4:00 p.m., Eastern Daylight Time, on April 29, 2019, or as soon thereafter as practicable.

Any questions regarding this request should be addressed to Brett Nadritch of Milbank LLP at (212) 530-5301. We request that we be notified of such effectiveness by a telephone call to Brett Nadritch, and that such effectiveness be confirmed in writing and delivered to the same by fax at (212) 822-5301 or by email at bnadritch@milbank.com.

Very truly yours, SEACOR Marine Holdings Inc.

By:	/s/ ANDREW H. EVERETT II
Name: Andrew H. Everett II
Title: Senior Vice President, General Counsel and Secretary

Cc:	Mr. John Gellert, President and Chief Executive Officer of SEACOR Marine Holdings Inc.
Mr. Jesús Llorca, Executive Vice President and Chief Financial Officer of SEACOR Marine Holdings Inc.